FOR IMMEDIATE RELEASE	NASDAQ: TRIL TSX: TRIL

TRILLIUM THERAPEUTICS ANNOUNCES "AT-THE-MARKET" EQUITY PROGRAM

CAMBRIDGE, MA, May 6, 2020 - Trillium Therapeutics Inc. ("Trillium" or the "Company") (NASDAQ/TSX: TRIL), a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer, today announced that it has established an at-the-market equity program (the "ATM Program"). In connection with the ATM Program, the Company entered into a sales agreement (the "Sales Agreement") with Evercore Group L.L.C. (the "Agent") pursuant to which the Company may sell, through the Agent, acting as agent and/or principal, such number of common shares of the Company ("Common Shares") as would result in aggregate gross proceeds to the Company of up to $50 million.  Sales of Common Shares through the Agent, acting as agent, will be made through "at the market" issuances on the Nasdaq Capital Market ("NASDAQ") at the market price prevailing at the time of each sale, and, as a result, sale prices may vary. No Common Shares will be offered or sold on the Toronto Stock Exchange or any other trading markets in Canada.

The volume and timing of distributions under the ATM Program, if any, will be determined in the Company's sole discretion. The Company intends to use the net proceeds from the ATM Program, if any, for working capital and general corporate purposes, which may include advancing the development of its SIRPaFc program.

The Company has filed a prospectus supplement dated May 5, 2020 to the base prospectus included in its U.S. registration statement on Form F-3 (Registration No. 333-237810) declared effective on May 4, 2020. The prospectus supplement (together with the related base prospectus) is available on the SEC's website (www.sec.gov). Before you invest, you should read the U.S. prospectus supplement and the related base shelf prospectus and other documents that the Company has filed with the SEC for more complete information about the Company, the Sales Agreement and the ATM Program.

Listing of the Common Shares sold pursuant to the ATM Program on NASDAQ and the TSX will be subject to fulfilling all applicable listing requirements.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualifications under the securities laws of any such jurisdiction.

About Trillium Therapeutics

Trillium is an immuno-oncology company developing innovative therapies for the treatment of cancer. The company's two clinical programs, TTI-621 and TTI-622, target CD47, a "do not eat" signal that cancer cells frequently use to evade the immune system.

For more information visit: www.trilliumtherapeutics.com

Caution Regarding Forward-Looking Information

This press release contains forward-looking statements within the meaning of applicable United States securities laws and forward-looking information within the meaning of Canadian securities laws (collectively, "forward-looking statements"). Forward-looking statements in this press release include, without limitation, statements regarding the ATM Program, including the intended use of proceeds from any sale of our Common Shares. With respect to the forward-looking statements contained in this press release, Trillium has made numerous assumptions regarding, among other things: the effectiveness and timeliness of preclinical and clinical trials; and the completeness, accuracy and usefulness of the data. While Trillium considers these assumptions to be reasonable, these assumptions are inherently subject to significant scientific, business, economic, competitive, market and social uncertainties and contingencies. Additionally, there are known and unknown risk factors that could cause Trillium's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained in this press release. A discussion of risks and uncertainties facing Trillium appears in Trillium's Annual Information Form for the year ended December 31, 2019 filed with Canadian securities authorities and on Form 40-F with the U.S. Securities Exchange Commission, and in the prospectus supplement dated May 5, 2020, each as updated by Trillium's continuous disclosure filings, which are available at www.sedar.com and at www.sec.gov. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Trillium disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

Investor Relations:

James Parsons

Chief Financial Officer

Trillium Therapeutics Inc.

416-595-0627 x232

james@trilliumtherapeutics.com

www.trilliumtherapeutics.com

Media Relations:

Mike Beyer

Sam Brown Inc.

312-961-2502

mikebeyer@sambrown.com